SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: August 12, 2026

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from July 1, 2026 to July 31, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on August 12, 2026.

[This is a translation of the Share Buyback Report for the period from July 1, 2026 to July 31, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on August 12, 2026]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of July 31, 2026)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 8, 2026 (Period of Repurchase: May 11, 2026 to May 10, 2027）	230,000,000 (Maximum)		500,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) July 1 July 2 July 3 July 6 July 7 July 8 July 9 July 10 July 13 July 14 July 15 July 16 July 17 July 21 July 22 July 23 July 24 July 27 July 28 July 29 July 30 July 31	978,700 934,500 1,117,800 493,600 1,017,100 813,400 730,400 827,000 524,700 653,700 593,300 719,700 1,104,200 759,700 721,900 567,700 510,500 468,000 768,500 1,100,100 863,000 2,624,000

3,202,814,051

3,128,695,907

3,815,500,532

1,670,544,282

3,540,717,230

2,834,372,907

2,488,927,693

2,782,557,114

1,750,486,982

2,219,605,926

2,001,171,294

2,468,506,730

3,834,004,012

2,633,710,334

2,482,146,814

1,950,345,385

1,736,303,819

1,656,806,907

2,781,622,023

4,143,689,464

3,277,404,485

9,999,365,228

Total	―	18,891,500	66,399,299,119
Total number of shares repurchased as of the end of the reporting month	55,968,100		193,876,087,424
Progress of the repurchase (%)	24.33		38.78

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 8, 2026 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

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2.	Status of Disposition

(as of July 31, 2026)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) July 1 July 8 July 9 July 10 July 15 July 21 July 22 July 27 July 28 July 29 July 30 July 31	85,000 4,000 4,000 53,000 2,500 18,000 1,500 17,000 2,000 6,500 8,500 61,500	274,146,250 12,901,000 12,901,000 170,938,250 8,063,125 58,054,500 4,837,875 54,829,250 6,450,500 20,964,125 27,414,625 198,352,875
Total	―	263,500	849,853,375
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock delivered under Restricted Stock Units plan)	―	―	―
Total	―	―	―
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) July 8	30	96,758
Total	―	30	96,758
Total amount	263,530		849,950,133

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

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3.	Status of Shares Held in Treasury

(as of July 31, 2026)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	5,965,316,326
Number of treasury stock	111,510,451

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